EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS AND RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends and our ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012	2011
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.23	1.73	2.61	4.5	3.08

Ratio of Earning to Fixed Charges	1.34	1.85	2.79	4.73	3.2

For purposes of calculating the above ratios, (i) earnings represent “Income (loss) from continuing operations,” excluding equity in earnings of unconsolidated subsidiaries, from our consolidated statements of operations, as adjusted for fixed charges and distributions from unconsolidated subsidiaries, and (ii) fixed charges represent “Interest expense” from our consolidated statements of operations. The ratios are based solely on historical financial information.